SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Terra Nitrogen Company, L.P.

(Name of Issuer)

Common Units of Limited Partnership Interests

(Title of Class of Securities)

881005 20 1

(CUSIP Number)

Douglas C. Barnard

Vice President, General Counsel, and Secretary

CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, Illinois 60015

Telephone: (847) 405-2400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

December 17, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 881005 20 1		13D

1	Names of Reporting Persons TERRA LP HOLDINGS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,465,242*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,465,242*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,465,242*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 51.2%*

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

* See Item 5

CUSIP No. 881005 20 1		13D

1

Names of Reporting Persons
TERRA NITROGEN CORPORATION (due to direct ownership of 1,707,172 Common Units and indirect ownership of 9,465,242 Common Units through its wholly-owned subsidiary, Terra LP Holdings LLC)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,172,414*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 11,172,414*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,172,414*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 60.4%*

14	Type of Reporting Person (See Instructions) CO

* See Item 5

CUSIP No. 881005 20 1		13D

1

Names of Reporting Persons
TERRA CAPITAL, INC. (due to direct ownership of 2,716,600 Common Units and indirect ownership of 11,172,414 Common Units through its wholly-owned subsidiary, Terra Nitrogen Corporation)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person (See Instructions) CO

* See Item 5

CUSIP No. 881005 20 1		13D

1	Names of Reporting Persons TERRA CAPITAL HOLDINGS, INC. (Solely due to indirect ownership through its wholly-owned subsidiary, Terra Capital, Inc.)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person (See Instructions) CO

* See Item 5

CUSIP No. 881005 20 1		13D

1	Names of Reporting Persons TERRA INDUSTRIES INC. (Solely due to indirect ownership through its wholly-owned subsidiary, Terra Capital Holdings, Inc.)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%*

14	Type of Reporting Person (See Instructions) CO

* See Item 5

CUSIP No. 881005 20 1		13D

1	Names of Reporting Persons CF INDUSTRIES, INC. (Solely due to indirect ownership through its wholly-owned subsidiary, Terra Industries Inc.)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 881005 20 1		13D

1	Names of Reporting Persons CF INDUSTRIES HOLDINGS, INC. (Solely due to indirect ownership through its wholly-owned subsidiary, CF Industries, Inc.)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,889,014*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 13,889,014*

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,889,014*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 75.1%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 881005 20 1	13D

Item 1.	Security and Issuer.

This Amendment No. 1 amends the statement on Schedule 13D dated April 15, 2010 (as amended by this Amendment No. 1, this “Statement”) of the Reporting Persons relating to common units of limited partnership interests (the “Common Units”) of Terra Nitrogen Company, L.P., a Delaware limited partnership (“TNCLP”).  The principal executive offices of TNCLP are at 4 Parkway North, Suite 400, Deerfield, IL 60015-2590.

Item 2.	Identity and Background.

Item 2 is hereby amended by deleting the text of the second paragraph thereof and replacing it with the following:

“The address of the principal business and the address of the principal office of each of CF Industries, CF Holdings, LP Holdings, TNC, Terra Capital, Terra Holdings and Terra is 4 Parkway North, Suite 400, Deerfield, Illinois 60015.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by the addition of the following paragraph as the second paragraph thereof:

“On December 17, 2010, TNC transferred Common Units to LP Holdings as a contribution to LP Holdings’ capital.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following paragraph as the fifth paragraph thereof:

“On December 17, 2010, TNC entered into a Contribution and Assumption Agreement (the “Contribution Agreement”) with LP Holdings. Pursuant to the Contribution Agreement, TNC contributed 4,732,621 Common Units to LP Holdings as a contribution to LP Holdings’ capital.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended by deleting the text of the first paragraph thereof and replacing it with the following:

“LP Holdings is the direct beneficial owner of 9,465,242 Common Units, which in the aggregate represents approximately 51.2% of the outstanding Common Units.  TNC is the direct beneficial owner of 1,707,172 Common Units, and, by virtue of its ownership of all the outstanding common stock of LP Holdings, may be deemed to possess indirect beneficial ownership of the Common Units owned by LP Holdings.  Thus, TNC’s direct and indirect ownership in the aggregate represents approximately 60.4% of the outstanding Common Units.  Terra Capital is the direct beneficial owner of 2,716,600 Common Units and, by virtue of its ownership of all the outstanding common stock of TNC, may be deemed to possess indirect beneficial ownership of the Common Units owned by LP Holdings and TNC.  Thus, Terra Capital’s direct and indirect ownership in the aggregate represents approximately 75.1% of the outstanding Common Units.”

CUSIP No. 881005 20 1	13D

Item 5(b) is hereby amended by deleting the text of the first paragraph thereof and replacing it with the following:

“LP Holdings has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 9,465,242 Common Units directly owned by LP Holdings. TNC has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 1,707,172 Common Units directly owned by TNC. Terra Capital has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 2,716,600 Common Units directly owned by Terra Capital.”

Item 5(c) is hereby amended by deleting the text of the first paragraph thereof and replacing it with the following:

“On December 17, 2010, pursuant to the Contribution Agreement, TNC contributed 4,732,621 Common Units to LP Holdings as a contribution to LP Holdings’ capital.”

Annex A to the Statement is hereby amended by replacing it in its entirety with Annex A attached hereto.

Item 7.	Material to be Filed as Exhibits.
The following documents are filed as exhibits:

Exhibit 1

Contribution and Assumption Agreement, dated as of December 17, 2010, entered into by and between Terra Nitrogen Corporation, a Delaware corporation, and Terra LP Holdings LLC, a Delaware limited liability company.

CUSIP No. 881005 20 1	13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 21, 2010

CF INDUSTRIES HOLDINGS, INC.

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President, General Counsel, and Secretary

CF INDUSTRIES, INC.

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President, General Counsel, and Secretary

TERRA INDUSTRIES INC.

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President and Secretary

TERRA CAPITAL HOLDINGS, INC.

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President and Corporate Secretary

TERRA CAPITAL, INC.

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President and Corporate Secretary

CUSIP No. 881005 20 1	13D

TERRA NITROGEN CORPORATION

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President, General Counsel and Corporate Secretary

TERRA LP HOLDINGS LLC

by	/s/ Douglas C. Barnard
	Name:	Douglas C. Barnard
	Title:	Vice President and Corporate Secretary

CUSIP No. 881005 20 1	13D

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 1

Contribution and Assumption Agreement, dated as of December 17, 2010, entered into by and between Terra Nitrogen Corporation, a Delaware corporation, and Terra LP Holdings LLC, a Delaware limited liability company.

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following is a list of the executive officers and directors of the Reporting Persons, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.  Unless otherwise indicated, the current business address of each person is 4 Parkway North, Suite 400, Deerfield, Illinois 60015-2590. All executive officers and directors listed below are citizens of the United States. Capitalized terms used but not otherwise defined in this Annex A have the meaning ascribed to them in the Schedule 13D to which this Annex A is attached.

Board of Directors of CF Holdings.

Name	Present Position with CF Holdings or Other Principal Occupation or Employment	Business Address (if other than CF Holdings)

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, CF Holdings

Robert C. Arzbaecher	Director, CF Holdings Chairman of the Board, President and Chief Executive Officer, Actuant Corporation, a manufacturer and marketer of industrial products and systems	13000 West Silver Spring Dr. Butler, Wisconsin, 53007

Wallace W. Creek	Director, CF Holdings Director, Columbus McKinnon Corporation, a manufacturer of material handling products

William Davisson	Director, CF Holdings Chief Executive Officer, GROWMARK, Inc., a regional cooperative providing agriculture-related products and services and grain marketing	1701 Towanda Avenue Bloomington, Illinois 61701

Stephen A. Furbacher	Director, CF Holdings

Stephen J. Hagge

Director, CF Holdings

Executive Vice President, Chief Operating Officer and Secretary, AptarGroup, Inc., a global supplier of innovative dispensing systems for the fragrance/cosmetic, personal care, pharmaceutical, household and food/beverage markets

475 West Terra Cotta Avenue, Suite E Crystal Lake, Illinois 60014

David R. Harvey	Director, CF Holdings Director, Sigma-Aldrich Corporation, a manufacturer and distributor of biochemical and organic chemicals

John D. Johnson	Director, CF Holdings President and Chief Executive Officer, CHS Inc., a diversified energy, grains and foods company	5600 Cenex Drive Inver Grove Heights, Minnesota, 55077

Edward A. Schmitt	Director, CF Holdings

Executive Officers of CF Holdings.

Name	Present Position with CF Holdings

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer

Douglas C. Barnard	Vice President, General Counsel, and Secretary

Bert A. Frost	Vice President, Sales and Market Development

Richard A. Hoker	Vice President and Corporate Controller

Wendy S. Jablow Spertus	Vice President, Human Resources

Philipp P. Koch	Vice President, Supply Chain

Lynn F. White	Vice President, Corporate Development

W. Anthony Will	Vice President, Manufacturing and Distribution

Board of Directors of CF Industries.

Name	Present Position with CF Industries or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, CF Industries

Douglas C. Barnard	Director, CF Industries Vice President, General Counsel, and Secretary, CF Industries

Executive Officers of CF Industries.

Name	Present Position with CF Industries or Other Principal Occupation or Employment

Stephen R. Wilson	Chairman of the Board, President and Chief Executive Officer, CF Industries

Douglas C. Barnard	Vice President, General Counsel, and Secretary, CF Industries

Bert A. Frost	Vice President, Sales and Market Development, CF Industries

Richard A. Hoker	Vice President and Corporate Controller, CF Industries

Wendy S. Jablow Spertus	Vice President, Human Resources, CF Industries

Philipp P. Koch	Vice President, Supply Chain, CF Industries

Lynn F. White	Vice President, Corporate Development, CF Industries

W. Anthony Will	Vice President, Manufacturing and Distribution, CF Industries

Board of Directors of Terra:

Name	Present Position with Terra or Other Principal Occupation or Employment

Stephen R. Wilson	Director, Terra

Douglas C. Barnard	Director, Terra

Executive Officers of Terra:

Name	Present Position with Terra or Other Principal Occupation or Employment

Stephen R. Wilson	President, Terra

Douglas C. Barnard	Vice President and Secretary, Terra

Richard A. Hoker	Vice President, Terra

Board of Directors of Terra Holdings:

Name	Present Position with Terra Holdings or Other Principal Occupation or Employment

Stephen R. Wilson	Director, Terra Holdings

Douglas C. Barnard	Director, Terra Holdings

Executive Officers of Terra Holdings:

Name	Present Position with Terra Holdings or Other Principal Occupation or Employment

Stephen R. Wilson	President, Terra Holdings

Douglas C. Barnard	Vice President and Corporate Secretary, Terra Holdings

Richard A. Hoker	Vice President, Terra Holdings

Board of Directors of Terra Capital:

Name	Present Position with Terra Capital or Other Principal Occupation or Employment

Stephen R. Wilson	Director, Terra Capital

Douglas C. Barnard	Director, Terra Capital

Executive Officers of Terra Capital:

Name	Present Position with Terra Capital or Other Principal Occupation or Employment

Stephen R. Wilson	President, Terra Capital

Douglas C. Barnard	Vice President and Corporate Secretary, Terra Capital

Richard A. Hoker	Vice President, Terra Capital

Board of Directors of TNC:

Name	Present Position with TNC or Other Principal Occupation or Employment

Stephen R. Wilson	Director, TNC

Douglas C. Barnard	Director, TNC

Executive Officers of TNC:

Name	Present Position with TNC or Other Principal Occupation or Employment

Stephen R. Wilson	President, TNC

Douglas C. Barnard	Vice President, General Counsel and Corporate Secretary, TNC

Richard A. Hoker	Vice President, TNC

Board of Directors of LP Holdings:

Name	Present Position with LP Holdings or Other Principal Occupation or Employment

Stephen R. Wilson	Director, LP Holdings

Douglas C. Barnard	Director, LP Holdings

Executive Officers of LP Holdings:

Name	Present Position with LP Holdings or Other Principal Occupation or Employment

Stephen R. Wilson	President, LP Holdings

Douglas C. Barnard	Vice President and Corporate Secretary, LP Holdings

Richard A. Hoker	Vice President, LP Holdings